Writer's Direct Dial: +44 (0) 207 614-2226

E-Mail: aqureshi@cgsh.com

August 6, 2009

BY EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.Â 20549

United States

Re:	Prudential Public Limited Company (“Prudential”) Annual Report on Form 20-F for 2008

Dear Mr. Rosenberg:

We appreciated the opportunity to speak with your colleague Frank Wyman today in connection with the comment letter dated July 27, 2009 relating to Prudential’s Annual Report on Form 20-F for 2008. As requested, this is a brief note to indicate that Prudential intends to respond to the comments by August 24, 2009.

Although the comments are not extensive, the preparation of appropriate responses will require the involvement of a number of Prudential executives and accounting, financial and legal department staff, as well as members of the Prudential audit team from KPMG and outside counsel. Arranging for this involvement in order to meet the requested deadline would be difficult, particularly as all of Prudential’s senior accounting and financial team members are currently fully engaged on finalizing Prudential’s 2009 half-year results, which are scheduled to be filed with the London Stock Exchange on August 13, 2009.

You can reach either me, or my colleague Lisa Gan, at my number above. Please do not hesitate to contact us if you have any questions or if we can be of further assistance at this time.

Mr. Jim B. Rosenberg, p. 2

Yours sincerely,

/s/ Ashar Qureshi

Ashar Qureshi

cc:	Mr. Frank Wyman, Securities and Exchange Commission
Mr. Tidjane Thiam, Prudential Public Limited Company
Mr. David C. Martin, Prudential Public Limited Company
Ms. Margaret Coltman, Prudential Public Limited Company
Ms. Lisa Gan, Cleary Gottlieb Steen & Hamilton LLP